UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

BETTER HOME & FINANCE HOLDING COMPANY
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title Class of Securities)

08774B102
(CUSIP Number)

Mitzie Pierre
Catterton Management Company, L.L.C.
599 West Putnam Avenue

Greenwich, CT 06830
(203) 629-4901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08774B102

1	Name of Reporting Person: LCG4 Best, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 23,203,001(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 23,203,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

23,203,001

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.3%(2)

14	Type of Reporting Person:

PN

(1) The shares reported on this Schedule 13D as beneficially owned are the 23,203,001 shares of Class A Common Stock that may be obtained upon the conversion of 23,203,001 shares of Class B Common Stock directly held by LCG4 Best, L.P. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(2) The percentage is calculated on the basis of 343,874,888 shares of the Issuer’s Class A Common Stock issued and outstanding on August 31, 2023 according to information provided by the Issuer.

CUSIP No. 08774B102

1	Name of Reporting Person: L Catterton Growth Managing Partner IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 23,203,001(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 23,203,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

23,203,001

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.3%(2)

14	Type of Reporting Person:

PN, HC

(1) The shares reported on this Schedule 13D as beneficially owned are the 23,203,001 shares of Class A Common Stock that may be obtained upon the conversion of 23,203,001 shares of Class B Common Stock directly held by LCG4 Best, L.P. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(2) The percentage is calculated on the basis of 343,874,888 shares of the Issuer’s Class A Common Stock issued and outstanding on August 31, 2023 according to information provided by the Issuer.

CUSIP No. 08774B102

1	Name of Reporting Person: LCG4 Managers L.L.C.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 23,203,001(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 23,203,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

23,203,001

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.3%(2)

14	Type of Reporting Person:

HC

(1) The shares reported on this Schedule 13D as beneficially owned are the 23,203,001 shares of Class A Common Stock that may be obtained upon the conversion of 23,203,001 shares of Class B Common Stock directly held by LCG4 Best, L.P. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(2) The percentage is calculated on the basis of 343,874,888 shares of the Issuer’s Class A Common Stock issued and outstanding on August 31, 2023 according to information provided by the Issuer.

CUSIP No. 08774B102

1	Name of Reporting Person: James Michael Chu

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 23,203,001(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 23,203,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

23,203,001

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.3%(2)

14	Type of Reporting Person:

IN

(1) The shares reported on this Schedule 13D as beneficially owned are the 23,203,001 shares of Class A Common Stock that may be obtained upon the conversion of 23,203,001 shares of Class B Common Stock directly held by LCG4 Best, L.P. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(2) The percentage is calculated on the basis of 343,874,888 shares of the Issuer’s Class A Common Stock issued and outstanding on August 31, 2023 according to information provided by the Issuer.

CUSIP No. 08774B102

1	Name of Reporting Person: Scott Arnold Dahnke

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 23,203,001(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 23,203,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

23,203,001

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.3%(2)

14	Type of Reporting Person:

IN

(1) The shares reported on this Schedule 13D as beneficially owned are the 23,203,001 shares of Class A Common Stock that may be obtained upon the conversion of 23,203,001 shares of Class B Common Stock directly held by LCG4 Best, L.P. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(2) The percentage is calculated on the basis of 343,874,888 shares of the Issuer’s Class A Common Stock issued and outstanding on August 31, 2023 according to information provided by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Better Home & Finance Holding Company, a Delaware corporation (the “Issuer”). The Issuer also has outstanding Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and Class C Common Stock, par value $0.0001 per share (the “Class C Common Stock” and, together with the Class A Common Stock and the Class C Common Stock, the “Common Stock”). Shares of Class B Common Stock and Class C Common Stock, which are not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are convertible into shares of Class A Common Stock on a share-for-share basis. Accordingly, ownership of Class B Common Stock or Class C Common Stock represents beneficial ownership of the Class A Common Stock into which it could be converted.

The principal executive offices of the Issuer are located at 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, New York 10007.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	LCG4 Best, L.P., a Delaware limited partnership (“LCG4 Best”),
(ii)	L Catterton Growth Managing Partner IV, L.P., a Delaware limited partnership (“LCG4 GP”),
(iii)	LCG4 Managers L.L.C., a Delaware limited liability company (“LCG4 Managers”),
(iv)	James Michael Chu, and
(v)	Scott Arnold Dahnke.

LCG4 GP is the general partner of LCG4 Best, and LCG4 Managers is the general partner of LCG4 GP. LCG4 Managers is controlled by its Managing Members, Mr.Chu and Mr. Dahnke. As a result, each of LCG4 GP, LCG4 Managers, Mr. Chu and Mr. Dahnke could be deemed to share voting control and investment power over the shares of Common Stock held of record by LCG4 Best, but each disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(b) The address of the principal office and principal place of business of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich, CT 06830.

(c) The principal business of: (i) LCG4 Best is to serve as a private investment vehicle; (ii) LCG4 GP is to serve as the general partner of LCG4 Best; (iii) LCG4 Managers is to act as the general partner of certain entities including LCG4 GP, (vi) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities, and (v) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

(d) – (e). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referenced in Item 2(a) above is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 10, 2021, by and among the Issuer (f/k/a Aurora Acquisition Corp. (“Aurora”)), Aurora Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Aurora (“Merger Sub”), and Better Holdco Inc., a Delaware corporation (“Better”), as subsequently amended by that certain Amendment No.1 to the Merger Agreement, dated as of October 27, 2021 (the “First Amendment”), that certain Amendment No. 2 to the Merger Agreement, dated as of November 9, 2021 (the “Second Amendment”), that certain Amendment No.3 to the Merger Agreement, dated as of November 30, 2021 (the “Third Amendment”), that certain Amendment No.4 to the Merger Agreement, dated as of August 26, 2022 (the “Fourth Amendment”), that certain Amendment No.5 to the Merger Agreement, dated as of February 24, 2023 (the “Fifth Amendment”) and that certain Amendment No.6 to the Merger Agreement, dated as of June 23, 2023 (the “Sixth Amendment”).

On August 21, 2022, Aurora filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Aurora was transferred by way of continuation from the Cayman Islands and domesticated as a Delaware corporation, changing its name to “Better Home & Finance Holding Company” (the “Domestication”).

Following the Domestication, on August 22, 2023 (the “Closing Date”), Merger Sub merged with and into Better, with Better surviving the merger (the “First Merger”) and Better merged with and into Better Home & Finance, with Better Home & Finance surviving the merger (the “Second Merger,” and together with the First Merger and the Domestication, the “Business Combination”).

At the effective time of the First Merger, each share of (i) Better’s preferred stock, $0.0001 par value per share, whether such share was designated as Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock, Series C-4 Preferred Stock, Series C-5 Preferred Stock, Series C-6 Preferred Stock, Series C-7 Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series D-2 Preferred Stock, Series D-3 Preferred Stock, Series D-4 Preferred Stock, and Series D-5 Preferred Stock (collectively, the “Better Preferred Stock”) was converted into Better Common Stock (as defined below) and (ii) Better’s common stock, $0.0001 par value per share, whether such shares were designated as Class A common stock, Class B common stock, Class B-1 common stock or Class O common stock (the “Better Common Stock”) (other than any shares of (i) Better Common Stock subject to options or restricted stock unit awards (as described below), (ii) treasury shares or (iii) dissenting shares) were cancelled and, in each case, converted into the right to receive a number of shares of Class A Common Stock, Class B Common Stock or Class C Common Stock equal to (A) 690,000,000, minus (B) the aggregate amount of Class B Common Stock that would be issuable upon the net exercise or conversion, as applicable, of each outstanding Better option to purchase shares of Better Common Stock, each outstanding Better restricted stock unit and each outstanding Better restricted stock award (the “Exchange Ratio”).

The foregoing description does not purport to be complete and is qualified in its entirety by the full texts of the Merger Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment, which are Exhibits 1, 2, 3, 4, 5, 6 and 7 to this Schedule 13D, respectively, and are incorporated herein by reference.

Effective upon the closing of the Business Combination, 300,000 shares of Better Class B Common Stock, 125,346 shares of Better Series C Preferred Stock and 7,165,842 shares of Better Series D Preferred Stock held by LCG4 Best were canceled and converted into 23,203,001 shares of Class B Common Stock.

Item 4.	Purpose of Transaction.

LCG4 Best acquired the securities reported on this Schedule 13D for investment purposes. Michael Farello, a Managing Partner of L Catterton, has been appointed to the Issuer’s Board of Directors. Further, the Reporting Persons intend to review the investment by LCG4 Best in the Issuer on a continuing basis and in connection therewith, may have discussions with the Issuer, which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Issuer.

The Reporting Persons may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time including but not limited to: (i) acquiring additional equity, debt, notes, or other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to interested market and industry participants; (iv) entering into or amending agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; or (v) proposing or considering any one or more of the actions referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of such instructions to Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based upon a total of 343,874,888 shares of Class A Common Stock outstanding as of August 31, 2023, according to information provided by the Issuer.

(c)       Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer.

Registration Rights Agreement

In connection with the Business Combination, the Issuer, certain legacy Better stockholders, including LCG4 Best, and Novator Capital Sponsor Ltd. (“Sponsor”) entered into an Amended and Restated Registration Rights Agreement, dated as of August 22, 2023 (the “Registration Rights Agreement”), pursuant to which the Issuer is required to register for resale securities held by the stockholders party thereto. The Issuer has no obligation to facilitate or participate in more than two underwritten offerings at the request or demand of the Sponsor and no more than three underwritten offerings at the request or demand of the legacy Better stockholder parties. In addition, the stockholders party to the Registration Rights Agreement have certain customary “piggyback” registration rights and block trade rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is Exhibit 8 to this Schedule 13D, and is incorporated herein by reference.

Company Support Agreement

In connection with the execution of the Merger Agreement, the founder of Better entered into that certain Company Holder Support Agreement (the “Company Support Agreement”), dated as of May 10, 2021, by and among Aurora, Better and certain stockholders, directors and officers of Better including LCG4 Best (the “Major Better Stockholders”). The Company Support Agreement includes lock-up provisions, which restrict the abilities of such Major Better Stockholders to transfer shares of the Issuer’s Common Stock following the closing of the Business Combination for the periods, and subject to the permitted transfers, described therein. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of Company Support Agreement, which is Exhibit 9 to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Exhibit Description
1	Agreement and Plan of Merger, dated as of May 10, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on May 14, 2021).
2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 27, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on October 29, 2021).
3	Amendment No. 2 to the Agreement and Plan of Merger, dated as of November 9, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.4 to Amendment No.3 to the Registration Statement set forth on Form S-4 filed by Aurora Acquisition Corp. on November 12, 2021).
4	Amendment No. 3 to the Agreement and Plan of Merger, dated as of November 30, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on December 2, 2021).
5	Amendment No. 4 to the Agreement and Plan of Merger, dated as of August 26, 2022, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on August 29, 2022).
6	Amendment No. 5 to the Agreement and Plan of Merger, dated as of February 24, 2023, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on March 2, 2023).
7	Amendment No. 6 to the Agreement and Plan of Merger, dated as of June 23, 2023, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on June 26, 2023).
8	Amended and Restated Registration Rights Agreement, dated as of August 22, 2023, by and among Better Home & Finance Holding Company, Novator Capital Sponsor Ltd., and certain persons signatory thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Better Home & Finance Holding Company on August 28, 2023).
9	Company Holder Support Agreement, dated as of May 10, 2021, by and among Aurora Acquisition Corp., Better Holdco Inc. and certain of Better’s stockholders (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Aurora Acquisition Corp. on May 14, 2021).
10	Joint Filing Agreement among LCG4 Best, L.P., L Catterton Growth Managing Partner IV, L.P., LCG4 Managers L.L.C., J. Michael Chu and Scott A. Dahnke.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2023	LCG4 BEST, L.P.

	By:	L Catterton Growth Managing Partner IV, L.P.
its General Partner

	By:	LCG4 Managers, L.L.C.
its General Partner

	By:	/s/ Daniel T. Reid
Name: Daniel T. Reid
Title: Authorized Person

L CATTERTON GROWTH MANAGING PARTNER IV, L.P.

	By:	LCG4 Managers, L.L.C.
its General Partner

	By:	/s/ Daniel T. Reid
Name: Daniel T. Reid
Title: Authorized Person

LCG4 MANAGERS L.L.C.

	By:	/s/ Daniel T. Reid
Name: Daniel T. Reid
Title: Authorized Person

/s/ J. Michael Chu
J. Michael Chu

/s/ Scott A. Dahnke
Scott A. Dahnke